

Mail Stop 3561

May 23, 2017

Robert Ellin
President
Loton, Corp.
269 South Beverly Drive, Suite #1450
Beverly Hills, CA 90212

   Re: Loton, Corp.
      Registration Statement on Form S-1
      Filed May 11, 2017
      File No. 333-217893

Dear Mr. Ellin:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 31</u>

1. We note your disclosure on page 31 that you intend to use the net proceeds to fund capital expenditures and that the net proceeds may be used for future acquisitions of businesses and content. Please revise to disclose a brief outline of any programs of construction or the addition of equipment pursuant to Instruction 2 of Item 504 of Regulation S-K, and, if known, identify any planned acquisitions pursuant to Instruction 6 of Item 504. To the extent that you intend to use the net proceeds from this offering to satisfy obligations incurred in connection with the Wantickets Acquisition, please state and disclose the amount of net proceeds you intend to use. Alternatively, if you have no current specific plan for the proceeds, please state and discuss the principal reasons for the offering pursuant to Item 504.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet As of December 31, 2016, page 37</u>

2. We note your disclosure on page 5 and elsewhere in the filing that you acquired the operating assets of Wantickets in May 2017; however, we note you backed out all of the assets and liabilities of Wantickets as pro forma adjustments in the pro forma balance sheet as of December 31, 2016. Please explain.

<u>Unaudited Pro Forma Condensed Combined Statement of Operations For the Nine months Ended December 31, 2016, page 38</u>

3. Please explain to us why there have been no pro forma adjustments to any line item of your unaudited pro forma condensed combined statement of operations for the nine month ended December 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Allen Sussman, Esq.
     Loeb & Loeb LLP